

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2012

Laurence Penn
Chief Executive Officer and President
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Residential Mortgage REIT**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted October 22, 2012**
> **CIK No. 0001560672**

Dear Mr. Penn:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. We note your disclosure on page 47 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise your risk factors section to provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospectus investors prior to our review.

Summary, page 1

6. Please revise to clarify if the remaining shares that will be issued pursuant to the initial capital commitments will be priced at $20/share.

Our Manager and Ellington, page 1

7. Please describe for us any adverse business developments or conditions Ellington has encountered in administering its portfolio and those of its funds in the last 5 years.

Our Financing Strategies and Use of Leverage, page 8

8. Please revise to explain the impact of margin calls that may occur as a result of your financing arrangement.

Our Management Agreement, page 10

9. Please clarify if the Manager is entitled to the termination fee if it decides to not renew or terminate the management agreement even when there is no default by you.

10.   Please revise your fee table to provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year.

11.   Please revise to clarify if shareholders' equity, as calculated for the purpose of determining the management fee, will likely be greater than your GAAP shareholders' equity.

Conflicts of Interest; Equitable Allocation of Opportunities, page 13

12.   For affiliated funds that target the same asset classes as you, please identify the funds, quantify their AUM, and note the material differences, if any, in the compensation rates that you and such funds pay.

13.   Please clarify the risk(s), if any, associated with not requiring independent approval for "cross transactions," even when market prices are used. Also, clarify the process involved for you to revoke the consent associated with cross transactions.

Our Exclusion From Regulation Under the Investment Company Act, page 16

14.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Summary Risk Factors, page 17

15.   Please revise the third to the last risk factor on page 18 to disclosure, if true, that the registrant cannot terminate or decline to renew the contract of the manager for poor performance without having to pay a significant termination fee.

16.   Please revise to disclose, if accurate, that you intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing.

Use of Proceeds, page 58

17.   We note your expectation regarding at least 80% of the offering proceeds. Please revise to discuss your expected focus among Agency and non-Agency assets. As you reserve the right to change your allocation at any time, please discuss the minimum amount of time, if any, that you will be tied to the initial use and focus disclosed here.

Critical Accounting Policies, page 65

18.   Please expand your disclosure to describe the process used to value your non-Agency
        RMBS at quarter-end. Describe the methodologies and assumptions used and how you
        determined that your valuation model is appropriate. Discuss the extent to which you use
        valuations provided by third-party dealers and pricing services; describe how the
        information is obtained and used.

Liquidity and Capital Resources, page 68

19.   Please disclose the material provisions of your master repurchase agreement, including, if
        applicable, the margin call trigger percentage and haircut percentage.

20.   Please tell us if you will file the master repurchase agreement as an exhibit.

Our Targeted Asset Classes, page 78

21.   Please revise to clarify your intentions regarding investments in new issuances of RMBS
        vs. outstanding RMBS.

TBAs, page 79

22.   Please revise to explain how TBAs will be used for hedging purposes and discuss the
        risk, if any, associated with such instruments.

Non-Agency RMBS, page 79

23.   Please provide the geographic diversification of the collateral.

Our Portfolio, page 80

24.   Please provide disclosure regarding the prepayment rate of your portfolio.

Asset Surveillance, page 80

25.   In future filings, as applicable, please disclose the results of your manager's evaluation of
        the credit risks associated with your non-Agency assets.

Executive Compensation, page 91

26.   Please advise us whether you intend to provide Regulation S-K Item 402 information for
        your CFO in future filings that require disclosure of executive compensation.

Underwriting, page 151

27.   We note your disclosure on page 152 that "the underwriters and their affiliates have been, may be, or are lenders to…." Please revise to provide specific disclosure of any "material relationships" between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

Exhibit Index

28.   Please submit all exhibits as promptly as possible. We will review all exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                          Sincerely,

                                          /s/ Duc Dang

                                          Duc Dang
                                          Attorney Advisor

Cc: Daniel M. LeBey, Esq.
       Christopher C. Green, Esq.
       Hunton & Williams LLP